

07007057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response.......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sky Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Duffy — (212) 709-2002 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Francis Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sky Capital LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2007

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To The Member
Sky Capital LLC
New York, New York

We were engaged to audit the accompanying statement of financial condition of Sky Capital LLC (the "Company") (a wholly owned subsidiary of Sky Capital Holdings Ltd.) as of March 31, 2007, and the related statements of operations, changes in member's capital, changes in subordinated borrowing and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.

As discussed in Note G[4] to the financial statements, two search warrants were executed at the Company's premises in connection with an investigation by the United States Attorney for the Southern District of New York. Civil lawsuits and/or criminal charges could result from the subject matter of the investigation or material damages, fines and/or penalties could be assessed. This matter could have a material adverse effect on the Company's financial position, results of operations and cash flows, or the cessation of the Company's business operations. In addition, as discussed in Note G[3], the Company has recorded an estimate of its liability with respect to certain arbitration, litigation and regulatory matters as of March 31, 2007 which are highly subjective.

In connection with the matters described in the previous paragraph, we are unable to obtain sufficient audit evidence to support management's assertion about the nature of the matter subject to the investigation and we were unable to obtain sufficient audit evidence to evaluate the reasonableness of management's estimate regarding certain identified litigation, claims and assessments. Since we were not able to apply other auditing procedures to satisfy ourselves as to these matters, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on these financial statements.

As discussed in Note B[8] to the financial statements, the Company has not been able to generate sufficient cash flow from operating activities to sustain its operations and since inception has experienced recurring losses and has been dependent on financing to support its business efforts. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B[8]. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information although subjected to the auditing procedures applied in the audit of the basic financial statements cannot be differentiated from the basic financial statements and, accordingly we express no opinion on it.



New York, New York
July 13, 2007

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Financial Condition
March 31, 2007

ASSETS	
Cash	**$ 408,000**
Due from clearing broker	**1,054,000**
Deposit with clearing broker	**250,000**
Employee advances - net	**230,000**
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $1,794,000)	**1,211,000**
Due from affiliates	**45,000**
	$ 3,198,000
LIABILITIES	
Municipal obligation sold, but not yet purchased, at market value	**$ 25,000**
Accounts payable and accrued expenses	**1,003,000**
Commissions payable	**150,000**
Due to affiliate	**75,000**
Deferred rent	**137,000**
	1,390,000
Subordinated loan due to Sky Capital Holdings Ltd.	**1,000,000**
Commitments and contingencies	
MEMBER'S CAPITAL	**808,000**
	$ 3,198,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Operations
For the Year Ended March 31, 2007

Income:	
Commission	**$ 3,985,000**
Net realized and unrealized loss on marketable and nonmarketable securities	**(1,181,000)**
Interest income	**113,000**
Private placement income - affiliates	**121,000**
Other income	**9,000**
	3,047,000
Expenses:	
Compensation and benefits	**3,751,000**
Regulatory and registration fees	**122,000**
Clearing fees	**408,000**
Execution fees	**143,000**
Communications and market data	**824,000**
Professional fees	**867,000**
Occupancy	**646,000**
Depreciation and amortization	**509,000**
Insurance	**71,000**
Travel and entertainment	**225,000**
Office expenses	**178,000**
Other operating expenses	**143,000**
Miscellaneous	**389,000**
Interest expense - Sky Capital Holdings Ltd.	**45,000**
	8,321,000
Net loss	**$ (5,274,000)**

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Member's Capital
For the Year Ended March 31, 2007

Balance - March 31, 2006	**$ 2,317,000**
Capital contributions - cash	**3,640,000**
Capital contributions for expenses subsidized by and allocated from Sky Capital Holdings Ltd.	**125,000**
Net loss	**(5,274,000)**
Balance - March 31, 2007	**$ 808,000**

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Subordinated Borrowing
For the Year Ended March 31, 2007

Subordinated borrowing as of March 31, 2006	**$ 1,000,000**
Subordinated borrowing as of March 31, 2007	**$ 1,000,000**

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Cash Flows
For the Year Ended March 31, 2007

Cash flows from operating activities:	
Net loss	**$ (5,274,000)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	**509,000**
Employee advances deemed uncollectible	**200,000**
Expenses borne by parent company	**125,000**
Changes in:	
Due from clearing broker	**(461,000)**
Due from affiliates	**(45,000)**
Securities owned	**918,000**
Change in value of non-marketable securities owned	**555,000**
Employee advances	**(250,000)**
Other assets	**318,000**
Securities sold, but not yet purchased	**(39,000)**
Accounts payable and accrued expenses	**(61,000)**
Commissions payable	**(74,000)**
Due to affiliate	**75,000**
Deferred rent	**(11,000)**
Net cash used in operating activities	**(3,515,000)**
Cash flows used in investing activities:	
Additions to furniture, equipment and leasehold improvements	**(8,000)**
Cash flows from financing activities:	
Capital contributions	**3,640,000**
Increase in cash	**117,000**
Cash - March 31, 2006	**291,000**
Cash - March 31, 2007	**$ 408,000**

See notes to financial statements

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Sky Capital LLC (the "Company") was organized as a New York limited liability company on June 7, 2001. The Company obtained broker-dealer approval from the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") on May 13, 2002. The Company is an introducing broker and is also engaged in proprietary trading and investment activities. During the year ended March 31, 2007, the Company cleared all of its trading activity through National Financial Services LLC ("NFS"), a self clearing firm. The Company is a wholly owned subsidiary of Sky Capital Holdings Ltd. ("Holdings").

The Company is not required to file Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 nor Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("SEC") as the Company is exempt from the provisions of the Rule based upon the exemption under Section (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains its cash in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options. Actual results could differ from those estimates.

[3] Revenue recognition:

Private placement fees are recorded when earned. The Company may receive payment of fees in the form of securities. These securities are valued at market or measured at their estimated fair value on the date the related fees are earned. Security transactions are recorded on a trade date basis.

Commission income is recognized on a trade date basis.

Dividend income is recognized on the ex-dividend date and interest income is recorded when earned.

Investment banking fees are recorded upon the closing of the transaction, when it can be determined that the fees have been irrevocably earned.

[4] Valuation of securities:

Unrealized gains and losses on securities held by the Company are recognized as gain or loss in the statement of operations. Securities owned, which are listed on a national securities exchange, are valued at their last reported sales price. Securities owned which trade over-the-counter are valued at the "closing" price. Securities sold, but not yet purchased, have been recorded at their "closing" sales price.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Valuation of securities: (continued)

The value of securities owned by the Company, if any, can change substantially because of volatility in the price of each security, changes in the business prospects of the issuer of the securities, specific events influencing the operations of the issuer of the securities, and various other circumstances outside the security issuer's control. Accordingly, the value of the securities could decline so that a loss would be required to be recognized for the total carrying amount of such securities.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Investments in non-marketable securities are recorded at estimated fair values using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. Because of the inherent uncertainty of valuation, management determined values may differ significantly from values that would have been used had a ready market for these securities existed, and the differences could be material. (See Note D regarding ownership of related party warrants.)

[5] Furniture, equipment and leasehold improvements:

Furniture, fixtures, and computer equipment are recorded at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6] Deferred rent:

The Company leases office space under a lease that provides for a free rent period and rent increases over the term of the lease. The Company records rent expense on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

[7] Stock-based compensation:

Prior to April 1, 2006, as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company accounted for stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations, pursuant to which no compensation cost was recognized in connection with the issuance of stock options, as all options granted under the employee incentive plan (see Note J) had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Effective April 1, 2006, the Company adopted SFAS No. 123R "Share Based Payment" ("SFAS 123R") which supersedes APB 25 and replaces SFAS 123. SFAS 123R requires the Company to measure and recognize compensation expense associated with share-based payments to employees and directors in the financial statements based on their fair values. The Company adopted the modified prospective method with respect to accounting for its transition to SFAS 123R. Since all options previously granted had either vested or been forfeited as of April 1, 2006, and no options were granted during the year ended March 31, 2007, the method prescribed by SFAS 123R had no effect on the Company's financial statements for the year ended March 31, 2007.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Going concern and plan of operations:

The Company has incurred significant losses from operations since inception. These losses have been funded primarily by additional capital contributed from Holdings which has a working capital facility with an affiliate, Sky Capital Enterprises, Inc. ("SCE") as described in Note D. Management believes that currently available funds will not be sufficient to sustain the Company's operations at present levels through March 31, 2008. The Company's ability to continue as a going concern is dependent on the continued support of Holdings and positive cash flows from operations. There can be no assurance that such additional funding will be available to the Company. In the event that financing is not available, the Company would have to substantially cut its overhead which could result in curtailing the Company's operations. In addition, as described in Note G[4], the Company is subject to an investigation by the United States Attorney for the Southern District of New York. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that additional funding will come from Holdings which in turn is anticipated to come from SCE. However, there can be no assurance that SCE will have funds available and that Holdings will be able to continue to financially support the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations in the ordinary course of business. The accompanying financial statements do not include any adjustments due to the Company's current status.

[9] Recent accounting pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring tax positions for financial statement purposes. This interpretation also requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for the Company beginning April 1, 2007. The Company does not anticipate that the adoption of FIN 48 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective the first fiscal year that begins after November 15, 2007. The Company is evaluating the impact that SFAS No. 157 will have on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for the fiscal year ending March 31, 2009. The Company is in the process of evaluating the impact that the adoption of this Statement will have on its financial position, results of operations or cash flows.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At March 31, 2007, furniture, equipment and leasehold improvements were comprised of the following:

Computer equipment	$ 1,322,000
Furniture and fixtures	785,000
Leasehold improvements	898,000
	3,005,000
Less accumulated depreciation and amortization	1,794,000
	$ 1,211,000

Depreciation and amortization expense for the year ended March 31, 2007 was $509,000.

NOTE D - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2007, the Company received private placement fees of $66,000 from SCE, an entity related by common management and principal stockholders. At March 31, 2007, the Company owned 1,896,000 fully exercisable warrants received from SCE, which arose from prior year private placements and which expire at various dates through May 2011. At March 31, 2007, the Company also owned 190,582 warrants from Global Secure Corp. ("Global") related to prior year placements and which expire on September 30, 2009. The founding stockholders of Global are SCE and its stockholders. The warrants are exercisable at exercise prices ranging from $1.50 - $2.85 per common share for SCE and $6.53 per common share for Global. As of March 31, 2007, the SCE and Global warrants were written down to a fair market value of zero as determined by management.

On May 24, 2006, SCE entered into an agreement to provide Holdings a £2 million (approximately $3.7 million) working capital facility ("facility"). Holdings may use the proceeds to make capital contributions to the Company to help meet cash flow requirements. Effective May 21, 2007, the facility was increased to £3,750,000 (approximately $7.5 million). Such facility is secured by all the assets of Holdings (including the Company), and is evidenced by a promissory note which is due on December 31, 2007 and bears interest at 250 basis points over the Bank of America prime lending rate. In addition, the agreement provides for the issuance of warrants of Holdings to SCE, provides for certain financial and other covenants, and is convertible under certain conditions. During the fiscal year ended March 31, 2007, Holdings contributed $3,765,000 of capital to the Company, including $3,640,000 of cash contributions and $125,000 for expenses subsidized or borne by Holdings.

As discussed in Note G[2], one of the Company's office locations is subleased from SCE.

Sky Capital Management Services ("SCMS"), which is 50% owned by Holdings, served as the common paymaster for the Company and affiliates for the year ended March 31, 2007. The amount due from affiliates includes approximately $44,000 due from SCMS for funds advanced by the Company.

NOTE E - INCOME TAXES

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination with the income or loss of Holdings.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At March 31, 2007, the Company had net capital of approximately $314,000, which was approximately $214,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 435%.

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Letter of credit:

Holdings has obtained a letter of credit in the amount of $100,000 to secure future rent payments under the Company's lease agreement. The letter of credit is collateralized by a certificate of deposit of Holdings.

[2] Leases:

The Company is obligated for annual minimum rentals under a non-cancelable lease for office space in New York City as follows:

Year Ending March 31,	
2008	$ 469,000
2009	484,000
2010	491,000
2011	491,000
Thereafter	409,000
	$ 2,344,000

The lease is subject to periodic escalation provisions for real estate taxes and other charges.

In addition, the Company subleases space in Florida from SCE on a month to month basis. Monthly rent amounts to approximately $6,300 per month.

Rent expense was approximately $646,000 for the year ended March 31, 2007 (which includes a deferred rent credit of $11,000 and $75,000 due to SCE which is reflected as due to affiliate).

[3] Litigation:

The Company is a defendant in litigation and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in private placements. Where in the opinion of management such claims, suits and complaints are without merit, the Company does not provide for an estimated liability. With respect to certain arbitration, litigation and regulatory matters where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated the Company provides for such estimated liability. As of March 31, 2007, the Company has recorded a provision of approximately $600,000 (included in accounts payable and accrued expenses) in connection with various arbitrations, litigations and regulatory matters. During the year ended March 31, 2007, various settlements resulted in a net charge to operations of $201,000 (included in miscellaneous expense). With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[4] Investigation by the Unites States Attorneys' Office:

In November 2006, two search warrants were executed at the Wall Street, New York City offices of the Company in connection with an investigation by the United States Attorneys' Office for the Southern District of New York (the "investigation"). Following the execution of the search warrants, the Company's president, Michael Recca, resigned.

Through July 13, 2007, no charges have been brought by the U.S. Attorney against the Company, or any of their present or former officers, directors or employees, and the Company's attorneys are not aware of any such charges that are imminent or pending. Further, through July 13, 2007, no lawsuits, actions, arbitrations or legal proceedings of any kind have been commenced against the Company or any of their present or former officers, directors or employees arising out of or related to the investigation. The Company and some of its present and/or former officers, directors and employees may nevertheless subsequently be the subject of criminal charges and/or civil suit arising out of or relating to the investigation and/or matters emanating from the execution of the search warrants and related matters. The defense of such lawsuits and any criminal charges would cause the subject officers and directors to give attention to such matters and any fines and/or damages which may be awarded could have a material adverse effect on the Company's financial position, results of operations and cash flows and could result in the Company ceasing to carry on business.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures the balances up to $100,000 in the United States. At March 31, 2007, the uninsured balance was $308,000.

In the normal course of its business, the Company has sold securities that it currently does not own and will therefore be obligated to purchase such securities at a future date. The obligation has been recorded at the market value of the related securities at March 31, 2007. An increase in the market price of the securities subsequent to March 31, 2007 would result in recording a loss.

As the Company is a non-clearing broker, it has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. Substantially all of the security positions are held with the clearing broker and, pursuant to the clearing agreement, may be sold or hypothecated by the clearing broker. Recognizing the concentration of credit risk this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE I - SUBORDINATED LIABILITIES

The Company has a $1,000,000 junior subordinated revolving credit agreement that matures on March 31, 2009 with Holdings under which outstanding borrowings bear interest at 4½% per annum, payable quarterly. For the year ended March 31, 2007, interest of $45,000 was expensed and treated as a capital contribution from Holdings. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE J - STOCK OPTIONS

Holdings maintains a stock option plan (the "Plan") for granting of options to purchase up to 5,000,000 shares of common stock. The Company is a participant in the Plan that provides for the granting of stock options in Holdings' common stock to certain non-employee directors, employees, officers, consultants and independent contractors at its discretion. Options granted under the Plan are exercisable for a period of up to five years from date of grant at an exercise price which is generally not less than the fair value on date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock may not be less than 110% of the fair value of the common stock at date of grant. Options generally vest 25% after six months and, thereafter, equally over the next 18 months.

Stock option activity related to options granted by Holdings to the Company's employees and related information for the year ended March 31, 2007 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at March 31, 2006	1,360,000	$ 2.97
Forfeitures	405,000	$ 3.06
Outstanding at March 31, 2007	955,000	
Options exercisable at March 31, 2007	955,000	$ 2.94

The following is summarized information about shares subject to option at March 31, 2007:

Outstanding Options			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
410,000	$ 1.50	0.25	410,000	$ 1.50
545,000	4.03	1.00	545,000	4.03
955,000			955,000	

NOTE K - 401(k) SAVINGS PLAN

SCMS maintains a 401(k) savings plan which includes employees of the Company. Full-time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participants may defer a percentage of their salary, subject to Internal Revenue Service limits. The Company, at its discretion, may make contributions through its affiliate to the Plan. The Company elected not to make discretionary contributions for the year ended March 31, 2007.

NOTE L - SUBSEQUENT EVENTS

[1] New clearing agreement:

On January 18, 2007, the Company entered into a new clearing agreement with Sterne, Agee & Leach Inc ("Sterne Agee") under which Sterne Agee became the Company's primary clearing firm effective on April 15, 2007. The initial term of the clearing agreement is for one year. The Company is required to provide written notice to Sterne Agee no later than 120 days prior to the Termination Date (January 18, 2008), if it intends not to renew the Agreement. Failure to do so shall result in the Agreement being renewed automatically for one additional one year period. In connection with the agreement, the Company was required to make a clearing deposit of $100,000. This amount was paid to Sterne Agee by the Company on April 10, 2007.

[2] Release of clearing deposit by NFS:

On May 11, 2007, the Company received $150,000 from NFS related to a partial refund of the $250,000 clearing deposit that the Company was required to make when the Company set up NFS as its clearing firm.

SUPPLEMENTARY INFORMATION

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2007

Total ownership equity	$ 808,000
Subordinated liabilities	1,000,000
	1,808,000
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,211,000
Other nonallowable assets	275,000
Total deductions and/or charges	1,486,000
Net capital before haircuts and undue concentrations on securities positions	322,000
Haircuts and undue concentrations on securities positions	8,000
Net capital	**$ 314,000**
Computation of basic net capital requirements:	
Minimum net capital required: 6 2/3% of $1,365,000	**$ 91,000**
Minimum dollar net capital requirement of reporting broker-dealer	**$ 100,000**
Net capital requirement	**$ 100,000**
Excess net capital	**$ 214,000**
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,003,000
Commissions payable	150,000
Due to affiliate	75,000
Deferred rent	137,000
	$ 1,365,000
Percentage of aggregate indebtedness to net capital	**435%**
Reconciliation with Company's computation (included in Part II A of Form X17a-5 (unaudited) FOCUS Report as of March 31, 2007):	
Net capital as reported in Company's Part II A (unaudited) FOCUS Report	$ 472,000
Prior period audit adjustments not recorded	(6,000)
Adjustments to recorded net loss:	
Write-off of value of warrants	(555,000)
Write-off and reserve for employee advances	(336,000)
Other adjustments to net loss	(306,000)
Net adjustment to non-allowable assets:	
Decrease in investments	555,000
Decrease in employee advances receivable	336,000
Other net decreases in non-allowable assets	71,000
Net decrease in allowable assets	(42,000)
Capital contributed relating to subsidized and allocated expenses	125,000
Net capital per above	**$ 314,000**

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Sky Capital LLC
New York, New York

We were engaged to audit the financial statements and supplemental schedule of Sky Capital LLC (the "Company") as of and for the year ended March 31, 2007. In planning and performing our audit in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures, not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. We disclaimed an opinion on the financial statements and supplementary information of the Company.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007 to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of Sky Capital LLC to achieve all of the divisions of duties and cross checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
July 13, 2007

END